Exhibit 3.1

Certificate of Amendment

of

Amended and Restated Certificate of Incorporation

of

WSFS Financial Corporation

WSFS Financial Corporation (the “Company”), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware, does hereby certify:

FIRST: that the Board of Directors of the Company, acting by unanimous written consent, duly adopted a resolution setting forth the following proposed amendment to the Company’s Certificate of Incorporation and declaring its advisability:

RESOLVED, that the Board of Directors of the Company deems it advisable and in the best interests of the Company that Article FOURTH, Section A of the Certificate of Incorporation be amended to read in its entirety as follows:

“A. The total number of shares of all classes of stock which the Corporation shall have authority to issue is seventy-two million five hundred thousand (72,500,000), consisting of:

(a)	seven million five hundred thousand (7,500,000) shares of Preferred Stock, par value one cent ($.01) per share (the “Preferred Stock”); and

(b)	sixty-five million (65,000,000) shares of Common Stock, par value one cent ($.01) per share (the Common Stock”).”

SECOND: that thereafter, pursuant to resolution of the Company’s Board of Directors, the annual meeting of the stockholders of the Company was duly called upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware, and such meeting was held on April 30, 2015, at which meeting the necessary number of shares as required by statute were voted in favor of the amendment.

THIRD: that said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be signed this 1st day of May, 2015.

WSFS FINANCIAL CORPORATION

By:	/s/ John L. Olsen

Name:	John L. Olsen

Title:	General Counsel and S.V.P.